Filed By Transocean Ltd. (Commission File No. 000-53533)
And Transocean Inc. (Commission File No. 005-60501)
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Songa Offshore SE

BARCLAYSCEOENERGY-POWER CONFERENCE JeremyThigpenP, residenatndChieEfxecutiveOfficer Septembe7r2, 017

LEGALDISCLAIMER Thestatementsdescribedinthispresentati onthaat renoht istoricaflactsareforwar d-lookingstatements withinthemeaningo f Section27AotfheSecurities Acot1f 933a,samendeda, nd Section21EotfheSecuritiesExchangeAcot1f 934a,samended. Thesestatementscontainwords suchas"possible,"intend,"w ill,"if,"expect,"oor thesrimilaer xpressionsF.orward-lookingstatementsarebasedonmanagement’s currenet xpectationsandassumptionsa,nd aresubjectoinherenut ncertainties, ri sksandchangesincircumstan cesthaat redifficulto predictA. saresulta,ctuarle sultscoul diffemr ateriallyfro mthoseindicatedintheseforw ard-lookingstatementsF. actors thactouldcauseactuarlesultstodiffemr ateriallyincludeb, uatre noltimitedtoe, stimateddurationocfustomecrontractsc,ont times,alesodf rillingunitst,imingotfhecompany’snewbuild racdt ayrateamountsf,uturecontracctommencemendt atesandloca tionsp, lannedshipyardprojec tsandotheor ut-of-service deliverieso, peratinghazardsan ddelaysr,isksassociatedwith internationaol perationsa,ctionsbycustomersandothetrhird thecompletionotfheproposedacquisitionoSf ongaOffshoreSE(the theTransactionthactouldreduceanticipatedbenefitsocrause partiest,hefuturepricesoof ialndgas, theintentiontoscrapcertaindrillingri gst,h expectedtiming andlikelihoodof “Transaction”)i,ncludingthetimingr,eceipat ndtermsandcondit ionsoafnyrequiredgovernmentaalndregulatoryapprovalsof thepartiestoabandontheTransactiont;he occurrenceoafnyeventc,hangeoor thecrircumstancesthactouldgiverisetothe terminationotfhetransaction Transactiont;heabilitytosucce agreemenftotrheTransaction; ssfullyintegratetheTransocean regulatoryoor thelrimitationsimposedasaresulottfheTran sactiont;hesuccessotfhebusine ssfollowingcompletionotfhe andSongabusinessest;hepossibilitythaTt ransocean’ shareholdersmaynoatppr ovecertainmattersthaat reconditionstothe letosatisfytheconditionstoclosingof TransactionotrhatherequisitenumbeorSf ongasharesmay theTransactioninatimelymanneorarat llr;isksrelatedto tionotfheTransactioncouldhaveadvers effectsonthe rsonnelm, aintainrelationshipswiththeirespectivesuppliers tedsynergiesfromtheTransactionotrhaitmt aytakelonger nobt etenderedinthepublicexchangeoffe rt;heriskthathepartiesmaynobt eab disruptionomf anagementimefromongoingbusinessoperationsduetotheTransactiont;heriskthatheannouncemenotcromple markept riceoTf ransocean’soSr onga’ sharesotrheabilityof TransoceanoSr ongatoretaincustomersr,etainohr irekeype andcustomersa,ndontheior peratingresult obr emorecostlythanexpectedtoachi endedDecembe3r 12, 016a,ndinthecompan sandbusinessesgenerallyt;heriskthaTt r evethosesynergiesa; ndothefractorsi,nclu y'sothefrilingswiththeSECw, hichare ansoceanmaybeunabletoachiev expec dingthoseandotherisksdiscussedinthe availablefreeocfhargeontheSEC'swebsi company'smosrtecenAt nnuaRl e porot nForm10-Kfotrheyear teawt:ww.sec.gova,ndinSonga’sannuaalndquarterly financiarleportsmadepubliclyavailable. Shouldoneomr oreof fromthoseindicatedA. lslubsequenwt rittenandoraflorward-look referencetotheserisksanduncertaintiesY. oushouldnopt lace statementa, ndweundertaken obligationtopubliclyupdateor datehereofe, xcepat sotherwisemayberequiredbylawA. ll theserisksour ncertaintiesmaterializeo,srhouldunderlying ingstatementsattributabletothecompanyotropersonsacti assumptionsproveincorrecta,ctual resultsmayvarymaterially ngonoubr ehalaf r expresslyqualifiedintheier ntiretyby unduerelianceonforward-lookin reviseanyforward-lookingstatemen gstatementsE. achforward-loo toreflecet ventsocrir kingstatemenst peaksonlyasof thedateotfheparticular cumstancesthaot ccuro,wr hichwebecomeawareofa,ftetrhe GAAPmeasurearedisplayedinquantitativeschedulesonthe non-GAAPfinanciaml easurereconciliationstothemosctomparative company’swebsiteat: www.deepwater.com. AdditionaIlnformation andWheretoFindIt InconnectionwiththeTransactionT,ransoceanwilflilewithth TransoceanI,nc(.“TINC”)w, ilflileaRegistrationStatemenot nFo eU.SS. ecuritiesandExchangeCommission(the“SEC”ap) roxy st rmS-4(the“RegistrationStatement”c)ontainingaprospectu atemen(tthe“ProxyStatement”a) ndTransoceanand s withrespectothesharesan dbondstobeissuedinthe Transactionandtherelatedexchangeoffers mattersinconnectionwiththeTransaction offerscontemplatedbythetransactionagreem (the“Prospectus”)W. henavai andwildl istributetheProspectustocert lableT, ransoceanwilml ail theProxyStatementoits shareholdersinconnectionwiththevotetoapprovecertain ainSongasecurityholdersintheUnited St atesinconnectionwiththeTr ansactionandrelatedexchange entT. ransoceanandTINCarealsoexpected tofileanoffedr o cumenwt iththeFina nciaSl upervisoryAuthorityoNf orway(the“NorwegianFSA”). 2

LEGALDISCLAIMER(CONTINUED) INVESTORSANDSECURITYHOLDERSAREURGEDTOREADCAREFULLYTHEDE FINITIVEPROXYSTATEMENTAND/OR PROSPECTUSREGARDINGTHETRANSA CTIONIN RPORATEDBY NY. oumay ITS/THEIRENTIRETYWHENTHEYBECOMEAVAILA REFERENCEINTHEDEFINITIVEPROXYSTATEMEN obtainf,reeocfhargec,opiesotfhedefini BLE(INCLUDINGANYAMENDMENTSORSUPPLEMENTS TORPROSPECTUSB, ECAUSETHEYWILLCONTAIN THERETOO) RANYDOCUMENTSWHICHAREINCO IMPORTANTINFORMATIONABOU THETRANSACTIO tiveProxyStatementP, rospectusandRegi strationStatementw, henavailablea, ndot herelevandt ocumentsfiledby temenat ndProspectusandother TransoceanwiththeSECa,theSEC’swebsiteawt ww.sec.govI.n relevandt ocumentsfiledbyTransoceanandTINCwithth additions, hareholdersmayobta infreecopiesotfheProxySta eSECfromTransocean’swebsiteaht ttp://www.deepwater.com. Thiscommunicationdoesnoctonstituteanoffetrobuyoer xchan securitiesinanyjurisdictioninwhichsuchoffers,aleoer x jurisdictionT. hiscommunicationisnoatsubstitutefoar nypros connectionwiththeTransactionT. hefinatlermsandfurthepr rov approvedbytheNorwegianFSAandindocumentsthawt ilbl efiled geo,trhesolicitationoaf noffetroseloler xchangea, nyse changewouldbeunlawfupl riotroregistrationoqr ualification un pectusp, roxystatemenotar nyothedr ocumenthaTt ransocean isionsregardingthepublicoffewr ilbl edisclosedintheoff byTransoceanandTINCwiththeSECN. omoneys, ecuritiesor curitiesn, osr haltlherebeanysaleof detrhesecuritieslawsoaf nysuch andTINCmayfilewiththeSECin edr ocumenat ftetrhepublicationhasbeen othecronsiderationisbeingsolicited, andi,sfenitnresponsetotheinformationcontainedhereinw, ilnl obt eaccepted. Noofferingosf ecuritie shalbl emadeexcepbt ymeansoafpr EuropeanandNorwegianregulationsT. hetransactionanddistribution possessionanydocumenot or theirnformationreferredtohereinsh ospectusmeetingtherequirements otfheU.SS. ecuritiesAcot f 1933a,samendeda, ndanyapplicable dictionsandpersonsintowhose sA. nyfailuretocomplywiththese directlyoirndirectlyi,noirntoany otfhisdocumenmt ayberestrictedbylawincertainjuris ouldinformthemselvesabouat ndobserveanysuchrestriction restrictionsmayconstituteaviolationof jurisdictionwheretodosowouldbeincons thesecuritieslawsoaf nysuchjurisdictionN. oofferingosf ecuritieswilbl emade istenwt iththelawsosfuchjurisdiction. ParticipantsintheSolicitation EachoTf ransoceanT, INCS, ong andtheirespectivedirectorsan dexecutiveofficersandothemr embersomf anagemenat ndemplo yeesm, aybedeemedtobe e Transactionandthesolicitationof indirecitntereststheymayhaveinthe h theSECI.nformationregarding n withtheSEConMarch162, 017andin s opf articipantsinthesolicitationof theSECT. hesedocumentsareavailableto teawt ww.deepwater.com. participantsinthesolicitationopf roxies fromTransoceans’ hareholderswithrespect totheapprovalsrequiredtocompleteth acceptancesfotrheOfferM. oredetailedinformationregardingth Transactionb, ysecurityholdingsoor therwisew, ilbl eseftort Transocean’sdirectorsandexecutiveofficersi seftorthinth theAnnuaRl eporot nForm10-KfiledbyTransoceanwiththeSE eidentityotfhesepotentiapl articipantsa, ndanydirecot r hintheProxyStatemenat ndProspectuswhentheyarefiledwit edefinitiveproxystatemenot nSchedule14AfiledbyTransocea ConMarch72, 017A. dditionailnformationregardingtheinterest proxiesinrespecottfh extraordinaryge shareholdersfreeocfhargefromtheSEC’s neraml eetingandtheOffewr ilbl eincludedintheProxyStatementobefiledwith websiteawt ww.sec.govandfromtheinvestorelation sectionoTf ransocean’swebsi 3

TRANSOCEAN’SLEADERSHIPPOSITION 4

HarshEnvironment AnnuaSl ynergies; byStatoil Opportunities ACQUISITIONOFSONGAOFFSHORE $4.1BinContracBt acklog into2024 FouNr ewContracted Fit-for-NCSPurposeAllteas$$t 40Min SemisubmersiblesDesignedImprovedRevenueEfficiency AccretiveonanEBITDA, PerfectlyAlignedwith OperatingCashFlowa,nd AsseSt trategy NeDt ebE/tBITDABasis 5

VALUEOFSONGAACQUISITION SongaEnabler $0.3B *Assumes~95%revenu efficiencyo; perationaclosstynergiesphased-**Maydiffefrromaccountingtreatment inovefrouqr uarterst;axrateo~f 15%d; iscounrtateo8f % 6 Contract Backloga6t /30/17 $4.1B AnnuaElBITDAfrom Backlog $0.4B AnnuaCl ashFlowfromBacklog Total TransactionConsideration $3.4B P.VB. acklog* $2.1B Residual Value-Steel R/ igs** $1.3B

HARSHENVIRONMENTASSETVALUATIONS Shipyards InUS$millions *Assumesrigisdeliveredtolocati onfoirnitiaclontracatndaccepted Maydiffefrromaccountingtreatment 7 ImpliedSteeVl aluIe/nitiaSl alesPrice$312 $400 ~$500 CapitaSl paresandInventory 253-0 2-53-0 ProjecMt anagement 5 5 - NorwayRegulatoryCompliance101-5 101-5- TubularsandHandlingEquipment10 -10 Mobilizationi,ncludingCrewing&Training35 -35 6-monthShipyardStorage51-0 51-0- AdditionaCl ompletionCosts25 - TotaPl rice*$312 $515to$530 ~$590to$605 Songa’sCAT-D’s BollstaDolphin StrandedHESemisat

FLOATEROPPORTUNITIES– STARTDATENEXT18 MONTHS 10 14 1 2 1 2 1 1 2 6 1 4 2 2 1 1 1 3 1 1 1 <6months 6-12months 6 4 1 1 1 1 1 6 1-3years 5 1 rs Independents >3years 1 # Numbeorpf rograms 46rigyearstobeawarded 1 8 NorthSeNa/ orway-TwoMosAt ctiveMarketsToday

SONGAFURTHERSOURLEADERSHIPPOSITION ProForma 9

SPECIFICATION– VESSELDATACOLLECTION 10

 WEIGHTING– TAILOREDBYVALUE– SUBJECTIVE Initiarlankingscanbeadjustedby weightingmeasuremenctriteria Setsodf efining vessel/rigcharacteristics Individuaflactorscanbe weightedtosuirtequirements Rigpopulationrankedtop-to-bottombasedon 11

DATABASES– UDW&HE 12

ULTRADEEPWATER DuaAl ctivity DuaBl OPs7,Rams HookLoad BOP VesseAl ge Passive+ActiveCompensation DPClass 13

HARSHENVIRONMENT SurvivaAl irgap MotionCharacteristics Winterization WoW VariableDeckLoad MudCapacity DuaAl ctivity 14

34 TRANSOCEANFLEE TRANSFORMATION Apri2l 013 2017ProFormaCombinedFleet * 12 10 UDW&HEFloaters 37 45 DW&MW HSJackups * Includesrigscurrentlyundecronstruction • Todate33floatersrecycledwithacontinuedfocusonretiringolderl,esscapableassets • Rigsinthecombinedfleewt ilbl ere-rankedw, hichmayresulitnadditionarligsbeingrecycled 15

US$billions TRANSOCEAN’SINDUSTRY-LEADINGBACKLOG– PRO FORMASONGA 3.0 2.5 2.0 1.5 1.0 0.5 0.0 Remaining2018 2019 20202021 202220232024-28 2017 * Contractedoperatingdayratemultipli edbythecontracdt urationfofrutu reperiodsasof latespt ublic backlogA. lsoincludesagreemenwt ithBorDr r illingt operatetwojackupsinThailand. 16 Ove9r 0%withInvestmenGt radeCompanies ProForma$14.3BillionContracBt acklogoCf ombinedCompany*

#oFfloaters CURRENTANDFUTURECONTRACTEDFLOATERS 35 30 25 20 15 10 5 0 RIGS/ ONGRIGSDRLDOESV NESONGATWRDC SourceCs:ompanyFleeSt tatusReports 17

withShell 5-yeacrontract contractsextendinginto NINEFLOATERSCONTRACTEDTHROUGH2021&BEYOND 4drillshipson 10-yeacrontracts “ImportantonoteR, IGwill nowcontroal lnl inehigh-marginfloatecrontractsin thepublicuniverse 1drillshipon (excludingafewunitsowned withChevron bylocaBl razilianplayers) thawt erepricedpriotrothe downturnandcontracted 4HarshEnvironmentlong-termtoth endo2f 021 Semisonlong-term andbeyond. ” ClarksonsPlatou, 2024withStatoil HaithumNokta8, /21/17 18

TRANSOCEANREACTIVATINGFORCONTRACTS HenryGoodrichDeepwateAr sgard TransoceanBarents GSFDevelopmenDt rilleIr DevelopmenDt rilleIrII 19

OURASSETSAREWELLPRESERVED •De-humidificationunitsinstalled •VolatileCorrosionInhibito(rVCI) materialsused •BOPrubbersremovedandBOPfilled withStackguard •Scheduledcyclingocfritical equipment 20 Preservation

DPRigYearsExperience-UDW EXPERIENCEBEYONDTHECOMPETITION– UDW UnmatchedDeepwateEr xpertise 350 300 250 200 150 100 50 0 Source data © 2017 IHS. All rights reserved. No IHS data/deliverables may be reproduced, reused, or otherwise distributed in any form without IHS’ prior written consent. 21

RigYearsExperience-HE EXPERIENCEBEYONDTHECOMPETITION– HE UnmatchedHarshEnvironmenEt xperience 700 600 500 400 300 200 100 0 Source data © 2017 IHS. All rights reserved. No IHS data/deliverables may be reproduced, reused, or otherwise distributed in any form without IHS’ prior written consent. 22

PREDICTABILITY&RELIABILITY 23 SubseaWelCl ontro–l TargetedImprovement

PERFORMANCETHROUGHCOLLABORATION Old Cost •ImprovingUptimefoCr ustomers •BusinessModeIlnnovation •ReducingTotaCl osotOf wnership New Cost •Reliability-CenteredApproach 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 Blowout Preventer (BOP) 24 Benefits

THROUGHDATA PERFORMANCE 25

SIGNIFICANTIMPROVEMENT-UDWTRIPPINGTIME aunched 26 RateFt/Hr LI

SERVICEINTEGRATION Flexiblecommerciaml odels Integratedapproach Performancealignment 2010 EfficienwtDayseconlsdtrlucetionlivery per well 310 27

94% 30% 600 CONVERTINGBACKLOGTOCASH REVENUEFFICIENCY REVENUE&EBITDA Trailing5Quarters-99% AdjustedNormalized 102% 2,400 70% 100% 98% 60% 96% 1,800 50% 92% 1,20040% 90% 88% 86% 84% 20% 82% 80% 0 10% 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 TotaFlleetUltra-DeepwaterAdNj ormalizedRevenue AdNj ormalizedEBITDAAdNj ormalizedEBITDAMargin 28

1.0 6/30/17P, ro CashFlow through through Liquidity 2020 Enteredintodefinitiveagreementoacquire • **ExcludesEksportfinansdebt US$Billions STRONGLIQUIDITY 4.0 •Raised~$2.9Bthrough fousr eparatedebt transaction sinceJuly2016 •Opportunisticallyrepurchased 3.0 •~$2.2Bindebvt iatendeor ffers sinceJuly2016 •~$1.0Bopenmarkertepurchases2.0 sinceJuly2015 •AcquiredTransoceanPartners •Soldjackupfleet •Added~$350Mincash •Removed~$1Binshipyardobligations0.0 •Deferred~$1BinshipyardobligationsintoCashatOperationsCapExDebt-Due Projected Formathrough 2019 2019 a1t 2/31/19, SongaOffshore *Transoceancasha6t /30/17less nectashusedfoSr ongatransaction ***SourcesT:ransoceanandconsensusestimates 29 Songa Songa PotentiaFl utureRevolving CrediFt acilityandSecured FinancingCapacity MajoAr ccomplishments

DEEPWATERCOMPETESWITHLAND $50 30

SIGNIFICANTCOSTREDUCTIONSOFFSHORE Sources: Morgan Stanley Research, April 2017; Reuters, March 2017 31

COSTREDUCTIONSMAKEOFFSHORECOMPETITIVE WITHONSHORE $/bbl Wellhead Breakevens for Major Shale Plays Feb 2017: Shell says breakeven cost of production out of its Gulf of Mexico Kaikias development will be less than $40 per barrel, which is roughly the breakeven price for independent onshore Permian assets. Sourced: Morgan Stanley Research, April 2017; Rystad Energy, April 2017 32

Offshorewells characterizedby higher 80% relativetothoseonshore. 4000 40% 0 1 2 3 4 5 6 7 8 9 10 all wells targeting GOMDeepwaterU, S(boe/d) GOMDeepwaterU, S(%IP) ShelfU, S ShelfU, S (boe/d) (%IP) WolfcampShaleOnshore(boe/d) olfcampShaleOnshore(%IP) started producing after 2010 June 2017 boe/d NormalizedAverageDailyproduction PercentageoIfnitiaPl roductionRate OFFSHOREANDONSHOREWELLSDIFFER 100%7000 productionratesand lowedr eclinerates6000 5000 60% 3000 2000 20% 1000 0% 0 CUMULATIVEYEARS* Wolfcamp wells includes Wolfcamp Formation in Permian Basin that Source: Rystad Energy, 33

FLOATER CONTRACTINGACTIVITYISRETURNING Historical Offshore Rig Contracts Awarded 35 Super Major National Independent 30 25 20 15 10 5 200 0 Super Major National Independent Includes new mutual and mutual options Source data © 2017 IHS. All rights reserved. No IHS data/deliverables may be reproduced, reused, or otherwise distributed in any form without IHS’ prior written consent. July 2017 34 Q… Q… Q… 0

SONGAFURTHERSOURLEADERSHIPPOSITION ProForma 35

BARCLAYSCEOENERGY-POWER CONFERENCE JeremyThigpenP, residenatndChieEfxecutiveOfficer Septembe7r2, 017